SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

11.27.2025 DEL 201/2025

CERTIFICATE

MINUTES OF THE ONE THOUSAND EIGHTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“AXIA ENERGIA”)

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

It is hereby certified, for all due purposes, that the 1081st meeting of the Board of Directors of AXIA ENERGIA, held on 11.28.2025, as called by the Chairman of the Board of Directors, pursuant to the Company's Articles of Incorporation. The Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) assumed the chairmanship of the meeting. Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL), all in person, and SILAS RONDEAU CAVALCANTE SILVA (SRS), by videoconference. There were no recorded absences. Participants from Corporate Governance: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) and Governance Officer BRUNO KLAPPER LOPES (BKL). Permanent guests: IVAN DE SOUZA MONTEIRO (ISM) and MARCELO DE SIQUEIRA FREITAS (MSF). INSTRUCTION: Supporting materials were made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, head provision, Articles of Incorporation), except in cases involving an authorized quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. Advance notice of a conflict of interest on the part of the Director and/or their temporary absence will result in their presence being discounted from calculations of minimum quorum required to pass a board resolutions.

➢	DEL-201/2025. Call Extraordinary General Meeting – EGM, to be held on December 19, 2025. (RES 476, of 11.24.2025). The Board of Directors of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“AXIA ENERGIA”), in the exercise of its powers, based on a deliberative proposal and decision by the Executive Board, and in the favorable opinion issued by the People and Governance Committee and the Planning and Projects Committee, RESOLVED:

1.	To approve the call for the Extraordinary General Meeting (“EGM”) of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“AXIA ENERGIA”), to be held on 12/19/2025, at 2:00 p.m., to deliberate on the matters addressed in item 2 below.

11.27.2025 DEL 201/2025

2.	To submit for examination, discussion, and voting the proposal of the Company's management (“Management Proposal”), prepared in accordance with CVM Resolution No. 81, dated March 29, 2022, as amended, regarding the EGM that will be made available to shareholders to deliberate on the following matters: (a) creation of a new class of preferred shares, class “A1” (“PNA1”), registered, book-entry and without par value, with the same rights, preferences and advantages as the currently existing class ‘A’ preferred shares (“PNA”), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment with that given to the transferor, and without the need for approval at a special meeting of preferred shareholders; (b) creation of a new class of preferred shares, class “B1” (‘PNB1’), registered, book-entry and without par value, with the same rights, preferences and advantages as the currently existing class “B” preferred shares (“PNB”) currently in existence, plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment with that given to the seller, and without the need for approval at a special meeting of preferred shareholders; (c) creation of a new class of preferred shares, class “R” (“PNR”), compulsorily redeemable, without the need for approval at a special meeting of preferred shareholders, pursuant to paragraph 6 of article 44 of the LSA, registered, book-entry and without par value; (d) creation of a new class of preferred shares, called class “C,” registered, book-entry, and without par value, convertible into common shares and redeemable, plus the right to sell in a tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that given to the seller (“PNCs” and, together with PNA1, PNB1, and PNR, the “New PNs”), without the need for approval at a special meeting of preferred shareholders; (e) subject to the creation and issuance of the New PNs, to decide on the mandatory conversion of all current preferred shares, under the following terms: (e.1) conversion of PNA shares into PNA1 and PNR shares, at a ratio of 1 (one) PNA share to 1 (one) PNA1 share and 1 (one) PNR share (“PNA Conversion”); and (e.2) conversion of PNB shares into PNB1 and PNR shares, at a ratio of 1 (one) PNB share to 1 (one) PNB1 share and 1 (one) PNR share (“PNB Conversion”, and together with PNA Conversion, the “Conversions”); (f) subject to the Conversions, the compulsory redemption of all PNR shares, according to the calculation provided for in the Management Proposal (“PNR Redemption”); (g) granting of the right to sell in a public tender offer (OPA) resulting from the sale of control to holders of common shares issued by the Company, in order to ensure them equal treatment to that given to the seller; (h) increase in the Company's authorized capital limit and the consequent amendment to the heading of Article 5 of the Articles of Incorporation, in order to bring it into line with the new authorized capital limit; (i) reform of the Company's bylaws to: (i.1) amend the heading of Article 4 and §1 to include PNA1, PNB1, PNR, and PNC as new classes of preferred shares; amend paragraph 4 to regulate the right to one vote per PNC share; include paragraph 5 to provide for the extinction of the PNC class after the conversion or redemption of all of its shares; include a new paragraph to expressly provide for the mandatory redeemable nature of PNRs and their automatic extinction after full redemption; (i.2) amendment of Article 5, caput, to allow increases in the Company's authorized capital through the issuance of PNCs; (i.3) amendment of the wording of Article 6, sole paragraph, due to the creation of PNCs, to establish that this provision only applies to preferred shares of classes “A1” and “B1”; (i.4) wording adjustments to Articles 9 and 10 in order to cover all voting shares, including PNCs, in the context of a tender offer for shares due to the attainment of a relevant stake (poison pill); (i.5) amend Article 11, caput, to contemplate the existence of PNA1, PNB1, and PNC, including new paragraphs governing rights, characteristics, advantages, and limitations; contemplate the tag-along right of PNA1, PNB1, PNCs, and common shares; govern the immediate redemption of PNRs, the method of calculating the redemption value, its conditions and limitations; adjust the wording of paragraphs 1 to 6 to adjust the numbering and nomenclature “A1” and “B1”; (i.6) amend Article 16 to provide for the exceptions set forth in Article 11, paragraph 10 and paragraphs 15 to 17; (i.7) amend Article 34, caput, to expressly state that the right to separate election applies only to preferred shares without voting rights; and (i.8) amend Article 36, item XI, to include preferred shares among the matters within the competence of the Board of Directors relating to the issuance of shares within the authorized capital; and (j) if the resolutions contained in items (a) to (i) above are approved, approve the consolidation of the Company's Articles of Incorporation, considering all amendments approved by the shareholders at the Meeting, including renumbering adjustments, adjustments to defined terms and cross-references applicable to the provisions of the Articles of Incorporation.

11.27.2025 DEL 201/2025

3.	Authorization to the Executive Board to perform all acts necessary for the listing and admission to trading of PNB1 and PNCs on B3 S.A. – Brasil, Bolsa, Balcão, as well as the creation and listing of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), each ADR representing one (1) PNB1 or one (1) PNC, on The New York Stock Exchange (“NYSE”), including, but not limited to: (i) performing preparatory acts, negotiating and entering into contracts, signing and delivering forms, statements, and other documents related to the listing processes; (ii) paying applicable fees and representing the Company before B3, the NYSE, and the United States Securities and Exchange Commission (“SEC”) at all stages of the process, including for the purposes of analyzing and approving the Supplemental Listing Application (“SLAP”), a form required by the NYSE to formalize the listing application and confirm compliance with applicable requirements; and (iii) performing all acts necessary to register the ADR program with the SEC, Citibank, and NYSE, including, but not limited to: (a) executing all documents and respective amendments necessary or convenient for the implementation of the ADR program, in particular the Deposit Agreement to be executed between the Company and Citibank, Form F-6, and Form 8-A; (b) the submission of the terms of the ADR program to the SEC through the filing of Form F-6 and Form 8-A, in accordance with applicable regulations; and (c) the definition and hiring of Citibank, the custodian institution, the legal representative and agent of the Company in the United States of America, as well as legal advisors and other necessary service providers, with the power to negotiate and sign the respective contracts, regardless of any new resolution by the Board of Directors.

4.	Ratification of all acts already performed by the Company's Executive Board to date in relation to the matters approved above.

5.	To delegate powers to the Financial and Investor Relations Vice-Presidency, with the support of the Legal Vice-Presidency, to negotiate and finalize the instruments for signature.

6.	To approve the delegation of powers so that the Legal Vice President, Marcelo Siqueira, and the Financial and Investor Relations Vice President, Eduardo Haiama, sign jointly or separately the instruments that carry out the transaction referred to in the items above.

7.	To delegate powers to the Legal Vice President Marcelo Siqueira to choose the chairman and secretary of the EGM board, and the choice of the secretary may be subdelegated to the chairman of the board who may be appointed;

8.	To delegate powers to the Vice-President of Governance and Sustainability, Camila Araújo, to designate the date for the EGM to be held on second call if there is no legal quorum for installation on first call;

-	Quorum: Unanimity, pursuant to the proposal from the Executive Board (RES 476, of 11.24.2025) upon a favorable manifestation from the Planning and Projects Committee-CPRO being registered.

Closing and drawing up of the certificate of the minutes: It is hereby registered that materials relating to the resolutions of this Board of Directors' Meeting are filed at the Company's headquarters. At the end of the meeting, the Chairman ordered the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The remaining resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporations Act and not classified under § 1 of art. 142 of the same Law. The following members were present: Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS. Directors ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA.

Rio de Janeiro, December 01, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.